4 1 NYSE 0001103163 u@ofkt9k Officer Spherion Corporation 914536 36-3536544 03/31/02 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) Russo, Shannon W (f/k/a Shannon C Allen) (formerly Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 03/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) VP & Treasurer 7. Individual or Joint/Group Filing (Check Applicable
Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---------------
-----------------------------------------------------------------
---------------------------------------------------- 1)Title of
Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ---------------------------------------------
-----------------------------------------------------------------
---------------------- Deferred Stock Units 03/25/02 Common Stock
334.0000 0.0000 D Direct Incentive Stock Option (Right 01/31/02 Common Stock 5,408.0000 0.0000 D Direct to buy) Incentive Stock Option (Right 01/31/02 Common Stock 28.0000 0.0000 D Direct to
buy) Incentive Stock Option (Right 01/31/02 Common Stock 3,808.0000 0.0000 D Direct to buy) Non-Qualified Stock Option 01/31/02 Common Stock 9,592.0000 0.0000 D Direct (Right to buy) Non-Qualified Stock Option 01/31/02 Common Stock 34,972.0000
0.0000 D Direct (Right to buy) Non-Qualified Stock Option 01/31/02 Common Stock 6,192.0000 0.0000 D Direct (Right to buy) Explanation of Responses: (1) Common stock acquired on 2/18/02 vesting of Deferred Stock Units (DSUs). (2) Reporting Person elected to have shares withheld from vested shares to cover taxes due at time of vesting on Deferred Stock Units. (3) Options cancelled under Company's stock option exchange program filed on Schedule TO (as amended) with the SEC on 12/21/2001. - Common shares held directly and shown in Table I, Column 5 include shares acquired unde the Company's Employee Stock Purchase Plan ( "ESPP").
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I -----------------------------------
-----------------------------------------------------------------
-------------------------------- Common Stock 03/25/02 M 334.0000
(1) A $0.0000 D Direct Common Stock 03/25/02 J 95.0000 (2) D
$9.0300 13,328.0000 D Direct Common Stock 3,607.2680 I By DCP
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------
-----------------------------------------------------------------
------------------------------------------- 1)Title of Derivative
2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D) Derivative Security Code V A D Exercisable Expiration -------
-----------------------------------------------------------------
------------------------------------------------------------
Deferred Stock Units $0.0000 03/25/02 M 334.0000 (1) 02/18/00
02/18/09 Incentive Stock Option (Right $19.8750 01/31/02 J 5,408.0000 (3) 02/18/09 to buy) Incentive Stock Option (Right $20.8500 01/31/02 J 28.0000 (3) 07/02/09 to buy) Incentive Stock
Option (Right $27.5625 01/31/02 J 3,808.0000 (3) 03/05/08 to buy)
Non-Qualified Stock Option $19.8750 01/31/02 J 9,592.0000 (3)
02/18/09 (Right to buy) Non-Qualified Stock Option $20.8500 01/31/02 J 34,972.0000 (3) 07/02/09 (Right to buy) Non-Qualified
Stock Option $27.5625 01/31/02 J 6,192.0000 (3) 03/05/08 (Right
to buy)

SIGNATURE OF REPORTING PERSON /S/ Russo, Shannon W (f/k/a Shannon
C Allen) DATE 04/08/02